EXHIBIT 99.1

Endeavour Silver Announces At-the-Market Offering of up to US$60 Million

VANCOUVER, British Columbia, July 10, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces it has entered into a sales agreement dated July 10, 2025 (the “Sales Agreement”) with BMO Capital Markets Corp. (the lead agent), TD Securities (USA) LLC, Ventum Financial (US) Corp., National Bank of Canada Financial Inc., Raymond James (USA) Ltd., H.C. Wainwright & Co., LLC and ING Financial Markets LLC (collectively, the “Agents”) pursuant to which the Company may, at its discretion and from time-to-time during the approximately 24 month term of the Sales Agreement, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$60 million (the “Offering”). Sales of Common Shares will be made through “at the market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 - Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of distribution. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada. All references to dollars ($) in this news release are to United States dollars.

The Offering will be made by way of a prospectus supplement dated July 10, 2025 to the Company’s existing U.S. registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”), each dated May 27, 2025. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The U.S. prospectus supplement (together with the Registration Statement) is available on the SEC’s website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca. Alternatively, BMO Capital Markets will provide copies of the U.S. prospectus upon request by contacting BMO Capital Markets Corp. (Attention: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, by email:bmoprospectus@bmo.com).

Net proceeds of the Offering, if any, together with the Company’s current cash resources, will be used to advance the evaluation and development of the Company’s Pitarrilla and Parral properties, to fund any short fall in cash requirements during the ramp up of operations at the Company’s Terronera project, to assess potential development stage mineral properties for acquisition and to fund any potential acquisitions, to continue exploration at the Company’s existing properties and to fund the Company’s working capital requirements.

The Company will pay the Agents compensation, or allow a discount, of 2.00% of the gross sales price per Common Share sold under the Sales Agreement. Sales under the Sales Agreement remain subject to necessary regulatory approvals, including the approval of the TSX and the NYSE.

This press release does not constitute an offer to sell any securities or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of its new cornerstone mine, Terronera, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

For Further Information, Please Contact
Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the anticipated Offering and terms related thereto and the anticipated use of proceeds from the Offering. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on the Terronera project economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA, Mexico and Peru; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40-F and Annual Information Form and the applicable prospectus supplement filed respectively with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.